March 1, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Energea Portfolio 3 Africa LLC
Offering Statement on Form 1-A
Filed January 4, 2024
File No. 024-12383

To Whom It May Concern:

This letter is submitted on behalf of Energea Portfolio 3 Africa LLC (the "Company") in response to a comment letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated January 30, 2024 (the "Comment Letter") with respect to the Company's Offering Statement on Form 1-A filed with the Commission on January 4, 2024 (the "Offering Statement").

For your convenience, the Staff's comments have been reproduced in italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. This letter should be read in conjunction with the amended Offering Statement on Form 1-A/A that will be filed.

Offering Statement on Form 1-A

Cover Page

1.              You mention under "Limited Right of Redemption" at page 36 and elsewhere in the offering circular a three-year hold period and additional restrictions on the ability to sell shares purchased in this offering. In light of these substantial limitations and the absence of liquidity which results from them, please prominently disclose in the first paragraph here that (1) there will be no market for the offered Class A Investor Shares; (2) purchasers of such shares cannot sell such shares except by offering them to the Manager via the Platform; (3) purchasers must hold them for at least three years before trying to sell them via the Platform; and (4) even after waiting three years to request the sale via the Platform, you may pause the sale of any such shares at the Manager's discretion based on its judgment about any "potential impact on the overall performance of the portfolio." At each place that you discuss redemption or possible sales of the shares by investors in the offering, also add cross-references to new risk factors which address all such risks and limitations on liquidity.

The cover page of the Amendment has been revised to note that there is no secondary market for the Class A Investor Shares, Investors may not be able to sell their Class A Investor Shares and that the Company offers a limited redemption plan. The Amendment updates the Offering Statement to simplify the mechanics of the redemption program and revise the disclosure throughout. The new redemption plan is modelled after plans that have been used by other non-traded entities in programs that have been registered or qualified by the SEC. The Company will adopt a redemption program to allow Investors to redeem Class A Investor Shares directly with the Company. Investors who redeem Class A Investor Shares within the first 3 years of purchase will receive the redemption price, which is equal to the then current price per share, less a discount of 5%. After 3 years, Investors can redeem shares at 100% of the then current price per share.

Caution Regarding Forward-Looking Statements, page ii

2.              Please revise to eliminate any suggestion that statements in your offering circular "are forward-looking statements within the meaning of the federal securities laws." See Securities Act Section 27A(b)(1)(C) and Section 27A(b)(2)(E).

The Amendment updates the Offering Statement to remove language that states that statements in the offering circular are forward-looking statements "within the meaning of the federal securities laws" and other references to the securities laws. It now simply reflects that Investors should use caution when reviewing statements in the Offering Circular that speak to expectations and possible future events.

We Might Raise More than $50,000,000, page 5

3.              You state on the cover page and elsewhere that you are offering up to $50 million of Class A Investor Shares, which is less than the $75 million limit. You also suggest at page 8 that you are "offering to sell up to an additional $50,000,000 of Class A Investor Shares to the public." This section provides conflicting information regarding the intended size of the offering. Please revise to reconcile your disclosures, and provide consistent information regarding the size of this Regulation A offering.

In response to the Staff's comment, the Amendment updates the Offering Statement to clarify that the Company is currently offering a maximum of $50,000,000 pursuant to this Offering Statement.

Risk Factors
We may be subject to claims from our Class A Investors , page 6

4.              Please revise this risk factor to eliminate all mitigating language. Instead, clearly explain that the Regulation A exemption may have been unavailable for prior sales not only because of the at-the-market prohibition in Securities Act Rule 251(d)(3)(ii) but also in light of the Rule 252(f)(2)(i) requirement that you update your financial statements after one year.

Disclose the risk that you may be subject to related claims for rescission or damages if no other Securities Act exemption is available for those sales, and quantify in the revised risk factor the amount of securities you sold subsequent to the one-year anniversary of the qualification date for your prior Regulation A offering.

In response to the Staff's comment, the Amendment updates the Offering Statement to remove the mitigating language and explain that the Regulation A exemption may not have been available for prior sales and that the Company may be subject to claims of rescission or damages if no other exemption is available. It also sets forth the amount of Class A Investors Shares that were sold following the one-year anniversary of the date the Company's Offering Statement was qualified by the SEC.

Use of Proceeds, page 9

5.              You state that the disclosure assumes the maximum offering amount of $50 million of Class A Investor Shares. Please revise to provide detailed disclosures based on various scenarios, such as interim offering sizes as well as the maximum offering size, and make clear that this is a best efforts offering with no minimum needed to close.
Separately discuss the intended uses for the "new" proceeds, and quantify the amounts you will source elsewhere as appropriate. It is insufficient to group together past expenses and distributions, which are not being paid from the current offering. In that regard, you indicate that the table shows uses "from inception through June 30, 2023." Please also provide estimated percentage of the proceeds from this offering that you plan on allocating to existing and anticipated projects. Specify the current projects to which net proceeds will be allocated as well as the estimated allocable amounts. If there are factors that may influence your estimated use of proceeds, please include these factors in this section and explain how these factors may influence the estimated uses.

In response to the Staff's comment, the Amendment updates the Offering Statement to provide disclosures based on various interim offering sizes and to clarify in the Use of Proceeds section that this is a best efforts offering with no minimum needed to close. Separately, the Amendment updates the Offering Statement to point investors to the "Investment Strategy" and "Projects Owned" sections for additional information regarding investment in current and future projects.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 20

6.              Please expand your discussion of operating results to provide an analysis of the changes in revenue, professional fees and other general and administrative expense for the annual and interim periods presented. Refer to requirements in the Instructions to Item 9(a)(2) and (3) of Form 1-A.

In response to the Staff's comment, the Amendment updates the Offering Statement to provide an analysis of the changes in revenue and significant components of portfolio operating expenses, projects operating expenses and other income (expenses) for the periods presented.

Distributions, page 21

7.              Expand the disclosure to quantify the effective yield for each full year (including the year ended December 31, 2023) based on the amount of distributions to holders of Class A Investor Shares. Also, please revise the tabular presentation to add a caption to make clear that only distributions to such holders are included in the table.

In response to the Staff's comment, the Amendment updates the Offering Statement to quantify the effective yield for each full year (including the year ended December 31, 2023) based on (i) the amount of distributions to holders of Class A Investor Shares divided by (ii) by the total cost basis of all outstanding shares at the time the distribution is issued. Additional disclosure has been added to make it clear that the "Amount" column only refers to distributions made to Investors.

Calculating Distributions, page 22

8.              At page 2, you state that any distributions are at the "the sole discretion of the Manager." But you suggest at page 23 that Class A investors "Receive a priority distribution of cash flow each month which results in a 7% IRR." Define "IRR" at first usage, and disclose how many months your Class A investors received a return of 7% or more during each of the past three years. Insofar as the monthly distributions will vary and depend on the Company's cashflow and the Manager's discretion and in light of the historical rates of return, it is unclear what basis you have for suggesting at page 2 that your investors have the "right" to receive a 7% rate of return plus 70% of any additional cash flow. Please also include a risk factor discussing the uncertainty of investors receiving any distributions and their lack of any recourse if none is paid.

In response to the Staff's comment, the Amendment updates the Offering Statement to clarify that there is a priority in how distributions are made with the Investors being entitled to distributions equal to a 7% IRR (i.e. the Preferred Return) before the Manager can receive its Promoted Interest. Notwithstanding this distribution "waterfall", any such distributions are at the sole discretion of the Manager. However, if the Manager determines to make distributions, they will be subject to the distribution "waterfall". The Amendment also addresses the other comments raised with regard to references to IRR and how it is calculated.

With respect to the number of months that Investors received their 7% Preferred Return, we note that, as shown in the Distribution Table in this section, if the Manager is receiving its Promote Interest, the Investors, as per the "waterfall", will have by definition received their Preferred Return. We have added disclosure to that effect in the Amendment.

The Amendment also updates the Offering Statement to revise the current risk factor discussing the uncertainty of investors receiving any distributions to disclose that investors may not have any recourse if the Company is unable to pay distributions.

Directors, Executive Officers, and Significant Employees
Business Experience, page 25

9.              Please expand the biographical sketch for Michael Silvestrini to clarify his role with Energea Portfolio 3 Africa. We note that he signed the offering circular in the capacity of EP3's Co-Founder and Managing Partner, despite the suggestion at the top of this section that EP3 has no officers or directors. Also, consistent with the disclosure under "Other Solar Energy Funds," disclose in his sketch that he performs the same duties in similar capacities at the other Energea entities which have filed Regulation A offerings with the Commission, naming the entities and the status of any current offerings by any Energea entity.

In response to the Staff's comment, the Amendment updates the Offering Statement to expand the biographical sketch for Michael Silvestrini to clarify his role with Energea Portfolio 3 Africa LLC and to disclose that he performs the same duties in similar capacities at the other Energea entities that have filed Regulation A offerings with the SEC. The Company respectfully advises Mr. Silvestrini is the Co-Founder and Managing Partner of Energea Global LLC, the Company's Manager.

Limited Right of Redemption, page 35

10.           The mandatory three-year hold period is disclosed only in this section. In addition to the new disclosure to be added to the cover page, properly emphasize this aspect of the offering where appropriate and also include corresponding risk factor disclosure.

Please see the response to Comment #1 above.

11.           Revise to explain the reference to "the fixed share price at the time of the redemption request," including how investors / shareholders can ascertain what this fixed price would be at the time of a desired redemption request, prior to the five percent reduction from the prospective resale price. As for the suggestion that investors have an "option to divest," state explicitly if true that there is no redemption "right" and that it is within the Manager's discretion to deny any such request, meaning that there would be effectively no option to divest.

Please see the response to Comment #1 above.

12.           Revise to clarify the maximum time period during which you may "pause" the sales of investor shares. Also, state whether you may pause the sales even after the three-year holding period has expired. If the sales before or after the end of the holding period can be paused indefinitely with no recourse for investors attempting to resell their shares, it does not appear that they have a bona fide "right" or "option" to resell.

Please see the response to Comment #1 above.

13.           You state that you could pause sales to "prioritize the sale of natural shares during periods where selling investor shares could potentially impact the overall performance of the portfolio. Such situations may arise when capital is required to complete a project, and selling shares would cause construction delays." Revise the disclosure in this section to:
•       explain the reference to "natural shares";
•       clarify what criteria would be used to determine that the resales would "potentially impact the overall performance of the portfolio";
•       disclose who makes such determinations;
•       state how long the decisionmaker has to reach such a determination and how investors would be notified; and
•       explain how and why resales "would cause construction delays."

Please see the response to Comment #1 above.

14.           Provide similar detailed information with regard to the potentially suspended or limited sales of shares you reference during "periods of extreme economic uncertainty or sudden downturns." Also, revise to provide examples of what could constitute such periods.

Please see the response to Comment #1 above.

15.           Because the Manager need not take any action it believes "would be adverse to the interests of the Company, itself or its other Investors," the Manager apparently has complete discretion to reject any redemption request. If the Manager in practice has absolute discretion to make such a finding and to reject any request, please state this clearly at the outset of this section and revise the caption accordingly. If you believe that is not the case, revise to explain why.

Please see the response to Comment #1 above.

16.           You state that purchases pursuant to a redemption request are priced as "determined by the Financial Model." However, the glossary at page 48 defines Financial Model as "The financial model prepared by the Manager for each Project, projecting all the costs and distributions of the Project." Insofar as you have multiple projects, the pricing protocol for redemptions is unclear. Also, you state at page 19, that "As of October 19, 2023, we have invested into nine (11) Projects. " (sic).

Please revise the related disclosure to identify all the projects in which you have invested as of the latest practicable date. Also, revise this section to explain how the model prepared by the Manager for each project is used to obtain a fixed redemption price at redemption time.

Please see the response to Comment #1 above. Further, the Amendment updates the Offering Statement to reflect the correct number of projects into which the Company has invested.

Note 1 - Organization, Operations and Summary of Significant Accounting Policies, page 44

17.           Please disclose how you account for your investments in solar projects and identify the applicable US GAAP accounting standard used as the basis for accounting for the investments, including evaluation for impairment.

In response to the Staff's comment, the Amendment updates the Offering Statement to include this information. In future periods, this information will also be included in the Company's Form 1-Ks and 1-S-As.

Revenue Recognition, page 45

18.           We note that you receive payments from customers under the Solar Lease Agreements, Cell Owner Agreements and the Purchase and Sale Agreements for Environmental Commodities. Please amend your revenue recognition policy to address each of the five steps under ASC 606 for each revenue stream in the notes to the financial statements to be consistent with your disclosures on page 13.

The disclosures on page 13 are accurate. In response to the Staff's comment, the Company will update its revenue recognition policy accordingly in the Company's next Form 1-K and future financial statement filings.

PART III - EXHIBITS
Exhibit 1A-11, page 49

19.           Please include an updated consent from your auditors related to the audit report dated August 3, 2023.

In response to the Staff's comment, the Amendment includes an updated consent from the Company's independent auditors.

If you have any questions or would like further information concerning our responses to the Comment Letter, please do not hesitate to contact me at 860-316-7466 or Kathy Koser at 860-575-5440.

Best,

This letter has been signed by the following persons in the capacities and on the dates indicated.

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Co-Founder and Managing Partner of Energea Global LLC

Date: March 1, 2024